FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   October 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: October 20, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release

October 19, 2006

Essakane Preliminary Assessment Report

Study shows average cash cost per ounce of $265

Orezone Resources Inc. (OZN:TSX, AMEX) and partner Gold Fields Limited are pleased to report that an NI 43-101 compliant Preliminary Assessment report has been completed on the Essakane Gold Deposit in Burkina Faso, West Africa. The report prepared by RSG Global from Perth Australia, will be filed on SEDAR in the next 45 days. The Preliminary Assessment includes Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the results projected in the Preliminary Assessment will be realized and actual results may vary substantially.

The Preliminary Assessment is based on total recoverable resources calculated in March 2006 using a 0.5g/t cut off grade that consist of 36.8Mt grading 1.6g/t (1.9Mozs) indicated and 27.7Mt grading 1.7g/t (1.5Mozs) of inferred resources.

Based on the economic parameters that were determined for the Essakane Project, including a gold price of $475 per ounce and a fuel price of $50 /bbl, the open pit captures 40.5Mt of resources, grading 2.0g/t for 2,395,000 recovered ounces. The Project has an IRR of 4.7 per cent and cash costs of $265 per ounce rising to a 12.5% IRR at $575. Capital costs have been estimated at $321.4 million (+/- 25%) to build a 5.4Mtpa CIL plant that will produce an average of 311,000 ounces of gold per year over an eight year mine life. The stripping ratio is 5.4:1.

A number of initiatives are underway to enhance project economics including reassaying to determine if the grade of the deposit in the starter pit area has been understated, examining development alternatives to reduce capital and operating costs, and drilling along strike, at depth and in surrounding targets to increase resources. It is anticipated that the results of this work will be available by year end along with a new geological model and an updated resource estimate. At that time a bankable feasibility study with the objective of making a production decision by mid 2007 will be initiated. Upon Gold Fields funding and delivering the bankable feasibility study their interest in the project will increase from 50% to 60%. Orezone intends to participate in the financing and development of the project to maintain its 40% interest.

Operational Highlights from Preliminary Assessment

The 5.4Mtpa plant would consist of single stage crushing of run of mine (“ROM”) ore followed by semi autogenous grinding (“SAG”) and ball milling. The plant would include both gravity and standard CIL circuits. Estimated capital costs for the plant are $79.3 million

Electric power for the mine site would be supplied by a heavy fuel oil powered 20MW plant with an estimated capital cost of $36.9 million. The study reveals there is no issue in regards to water supply with potable water to be supplied by boreholes and processing water supplied by a water retention dam to collect rain water with 7.5 million m3 of capacity (more than three times the annual water requirements). The estimated capital cost for water retention is $15.3 million. The capital includes a mining fleet and equipment costs of $48.2 million for owner operating rather than using a mining contractor. Community services and village relocation is estimated to cost $13.2 million. Operating costs and contingencies account for $30 million of the capital.

Summary of Parameters:

Item		Unit	Value

Discount rate	-%		10.0
Gold price		$/oz	475
Government royalty		%	3.0
Tax		%	25
Fuel price		$/bbl	50
Foreign exchange rates	- US$/EURO		1.05
	- ZAR/USD		6.50
	- Fcfa/USD		536
Capital expenditure	- Infrastructure		103.2
	- Process plant		79.3
	- Mining		52.8
	- EPCM	M$	26.5
	- Other		40.0
	- Contingency		19.5
	- Sustaining capital	M$	10.0
	- Mine closure	M$	5.0
Processing cost	- Oxide		6.50
	- Transition	$/t milled	7.02
	- Primary		7.59
Avg. mining cost (excluding
capital and ownership costs)		$/t	0.88
General and Administration		M$/yr	7.0
Mine supervision		M$/yr	2.1
Grade control		$/bcm ore	0.97
De-watering		$/t ore	0.05
Processing recovery	- Oxide		94.8
	- Transition	%	93.8
	- Primary		92.8
Mining dilution added		%	5
Mining recovery		%	97

Sensitivity to Gold Price

Gold Price [$/oz]	NPV [M$]			IRR
	0% (Undiscounted)	5%	10%

375	-102.8	-140.3	-155.0	-5.9%
475	98.1	-5.1	-61.3	4.7%
525	198.7	62.5	-14.5	8.8%
575	299.2	130.1	32.3	12.5%
625	399.7	197.7	79.1	15.8%

Mr. Ron Little, President & CEO stated: “The Preliminary Assessment indicates that we have an attractive project at Essakane and there are a number of opportunities to further enhance project economics.” He added that “we are pleased with the commitment our partner has demonstrated in moving Essakane toward a production decision.”

Jim Komadina, VP Development Projects for Gold Fields, added that “Our preliminary studies have not identified any issues that would prevent us from developing a mine at Essakane. We are looking at placing orders for long lead time equipment in January, 2007 to be in a position to make a production decision in mid-2007 when the bankable feasibility study is completed.”

Subsequent studies that would affect the IRR and Cash Costs include:

1.

Geotechnical work will determine the optimum pit slopes which will directly affect the stripping ratio. For example an increase in the footwall pit slope to a similar angle as the hangingwall slope would result in a stripping ratio of 4.4:1.

2.	Reassaying - LeachWell bottle roll and gravity separation studies on previously assayed samples could increase the average grade of portions of the deposit and reduce the cash cost per ounce

Orezone is an explorer and emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa, where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President & CFO gbowes@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements ” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “ plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.